

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

July 26, 2016

<u>Via E-mail</u>
Wei Shi
President and Chief Executive Officer
Toyota Auto Finance Receivables LLC
19851 S. Western Avenue EF 12
Torrance, CA 90501

> **Re:**   **Toyota Auto Receivables 2013-A Owner Trust**
> **Toyota Auto Receivables 2013-B Owner Trust**
> **Toyota Auto Receivables 2015-A Owner Trust**
> **Toyota Auto Receivables 2015-C Owner Trust**
> **Forms 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 25, 2016**
> **File Nos. 333-168098-07, 333-188672-02, 333-188672-06 and 333-188672-08**

Dear Mr. Shi:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Stacey L. Foland, Esq., Toyota Motor Credit Corporation
      Reed D. Auerbach, Esq., Morgan, Lewis & Bockius LLP